Exhibit (a)(19)

To Our Valued Stockholders:

On October 23, 2022, we announced that AGTC entered into a definitive agreement, pursuant to which a portfolio company of Syncona Limited has commenced a tender offer to purchase all of the outstanding shares of common stock of AGTC. Syncona is a leading, well-financed healthcare company focused on founding, building, and funding global leaders in life science, with a successful track record in building ophthalmology gene therapy businesses.

Upon closing, each stockholder will receive $0.34 per share in cash and a right to receive additional cash payments of up to a maximum of $0.73 per share based on the achievement of certain milestones. The total potential payment represents a premium of up to approximately 344% over the closing share price immediately prior to the transaction announcement and a premium of approximately 268% over the 30-day volume weighted average closing price per share of AGTC’s common stock.

I am writing today urging you to tender your shares of AGTC common stock in the tender offer. Our board of directors unanimously voted in favor of this acquisition and unanimously recommends that all AGTC stockholders tender their shares. The board believes the transaction represents an attractive offer that is in the best interests of AGTC’s stockholders.

Should the majority of outstanding shares not be tendered, the Company will have no alternative but to pursue bankruptcy with no certainty of value for stockholders. Our management team and board aggressively pursued alternative opportunities. However, after considering our limited financial resources and the current state of the equity and other funding markets, our board determined that this transaction would maximize stockholder value and enable the continued advancement of our XLRP clinical program, with the potential for additional cash payments to stockholders if the defined milestones are met. We believe this deal delivers the best value to our stockholders.

You should have recently received materials relating to the tender offer (by mail or electronic delivery), including (i) a copy of AGTC’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Syncona’s offer to purchase, dated October 26, 2022, which sets forth the terms and conditions of the tender offer, and (iii) instructions as to how to tender your shares of AGTC common stock in the tender offer. We urge you to read these materials carefully. The tender offer is currently scheduled to expire at 5:00 p.m. Eastern Time on Monday, November 28, 2022.

If you did not receive or cannot locate the materials referenced above, please contact Georgeson LLC, the information agent for the transaction, at (800) 279-6913. You may also review the materials at our website at https://ir.agtc.com/financial-information/sec-filings.

On behalf of everyone at AGTC, I thank you for your support of our efforts to date to improve the lives of patients living with inherited retinal diseases.

Sincerely,

Sue Washer

President and Chief Executive Officer, Applied Genetic Technologies Corporation

November 3, 2022

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of the Company and the timing and benefits thereof, the anticipated contingent value right payments, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the parties’ ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of the Company tender their shares in the transaction; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks relating to product development and commercialization and demand for AGTC’s products (and, as such, uncertainty that the milestones for the contingent value right payments may not be achieved); and other risks related to Company’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Company’s SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended June 30, 2022 and subsequent quarterly and current reports filed with the SEC. Company undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, have been filed with the SEC by subsidiaries of Syncona Limited, and a Solicitation / Recommendation Statement on Schedule 14D-9 has been filed with the SEC by the Company. The offer to purchase shares of Company common stock is being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION / RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, Information Agent for the Offer, toll-free at (800) 279-6913. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.AGTC.com.